Exhibit 8.1

Principal Subsidiaries and Affiliated Entity of The Registrant

Name of Subsidiary	Jurisdiction of Incorporation
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong
UCLOUDLINK (HK) LIMITED	Hong Kong
uCloudlink Japan Co., Ltd.	Japan
Ucloudlink (America), Ltd.	the United States
UCLOUDLINK UK LIMITED	the United Kingdom
UCLOUDLINK SDN. BHD.	Malaysia
UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore
Shenzhen Ucloudlink Technology Limited	Mainland China
Beijing uCloudlink Technology Co., Ltd.	Mainland China
Shenzhen uCloudlink Co., Ltd.	Mainland China
Shenzhen Yulian Cloud Technology Co., Ltd.	Mainland China
Shenzhen uCloudlink Network Technology Co., Ltd.	Mainland China
Beijing uCloudlink New Technology Co., Ltd.	Mainland China

Name of Consolidated Affiliated Entity	Jurisdiction of Incorporation
UCLOUDLINK (UK) CO. LTD	the United Kingdom